Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: April 30, 2026

On April 30, 2026, Michael Brown, the co-founder and the Chief Executive Officer of Teamshares Inc. participated as a guest in an interview with Unusual Whales. Teamshares and Live Oak Acquisition Corp. V are parties to a previously disclosed Business Combination Agreement dated as of November 14, 2025.

Please reference transcript below:

Teamshares x Unusual Whales Interview Transcript
April 30, 2026

Nicholas

All right, folks, as people start to kind of trickle in here, welcome everybody. Today's conversation is sponsored by Teamshares, and we're going to be looking at one of the bigger and less talked about shifts in the U.S. economy, and that's the wave of small business ownership transitions as millions of owners head toward retirement. Teamshares, today's sponsor, has built its model kind of around that moment, buying founder-owned small businesses, installing new leadership, and using employee ownership as part of that transition.

So today, we're digging into what this wave really looks like and what may get missed in the more bullish version of the story. Before we get started, as I mentioned, this episode is brought to you by Teamshares, but that doesn't imply a direct endorsement of the company. Nothing in this interview should be construed as a solicitation to buy or sell any security, and you should always do your own research or confer with your financial advisor before making investment decisions in any company.

Joining us today is Michael Brown, the CEO and co-founder of Teamshares. Michael came out of M&A and helped build Teamshares around the idea of giving retiring small business owners a long-term exit, keep strong businesses operating, and make employees owners along the way. Today, Teamshares describes itself as a tech-enabled acquirer of small businesses undergoing ownership change, and has grown to more than 90 companies, I believe it was.

Welcome, Michael.

Michael

Hi, thanks for having me.

Nicholas

And thanks for joining us and sponsoring today's show. So I do want to start off with the big picture here, kind of just a general synopsis of what exactly this is that folks are calling the silver tsunami. What exactly is happening with these retiring small business owners, and why should everyday investors care?

Michael

Sure, absolutely. So first off, I think even before getting to why investors might care, I think even just as citizens and consumers and neighbors, just being aware of what's going on in the small business economy is important. So there are 6 million small businesses in the U.S. that have up to 100 employees, and it's a pretty significant part of the workforce and the U.S. economy. And Baby Boomers own about 3 million of them, and Gen X own another million and a half. So about 75% of the businesses in America are owned by people who are well past retirement age, in the throes of retiring, or three to five years from entering retirement age, which is pretty significant. And it's a result of that sort of new business formation hasn't occurred in the same sort of size of cohorts that happened for sort of Gen X and Baby Boomers.

And what it means is that a lot of business owners are sort of working late past retirement. There are extreme cases where people even shut down the business, but I think the majority of cases are people working later. And what used to happen is that children used to take over the family business for the next generation.

But after the GI Bill widened access to university, which is generally a great thing, it meant that the children of these small business owners, who do reasonably well financially, often sent their kids to university, and they didn't typically come back. And so family ownership, family transitions are very rare. The data we've seen is about 15% of the time. And so it means that there are just sort of not enough buyers that are willing and qualified for the 4.5 million businesses out there that need to have some sort of exit. And so it creates an opportunity for a company like Teamshares, which is focused entirely on buying businesses from retiring owners in the half a million to 5 million EBITDA range. We've done that now 92 times since we launched in 2020.

Nicholas

Thank you, Michael. So kind of just a little bit in that same vein, taking it back to a little bit about what you said on the topic of exits. I would say for most small business owners, it could be pretty accurate to say that their biggest asset is that business.

And so what other factors are there as to why there are so many exits still ending in closure instead of a successful sale? Is it just that shortage of buyers you mentioned earlier? Is there more to it than that?

Michael

In our opinion, it's mostly that. But I think there's another degree of, I think that most small business owners love what they do, and they founded the business and have a high level of fulfillment in running the business. So if they can get it to a place where maybe their work-life balance is in a reasonable place, maybe they actually want to run it a little longer than maybe they planned when they started it.

The other dynamic too is that if the owner owns the business for another year, they get another year of profit. And typically in the small business market, a business will sell for, depending on the size, three, four, five, or maybe six times the profits of the company. So the way owners will look at it and say, well, if I own it another three or four years, I'm going to get another three or four years of profits.

Why don't I just wait a little bit longer? So those are some of the factors that lead to people typically might want to own a little bit longer, but then when they make the decision to sell, that's when owners can be confronted with there not being a lot of buyers. What I will say is that it's very bifurcated.

There are some industries and some size where there are specific industry roll-ups, private equity backed roll-ups, and there are lots of buyers at the table for those industries. But in general, it's not the case. And so our approach to this is that we want to do a transaction with people at a very fair price of four or five or six times EBITDA, depending on the size and the growth, and let that owner confidently retire.

And also bring in the employees as equity owners in that company and have a permanent home for that business between us and the employees of the business.

Nicholas

Sounds pretty clean and smooth, I'd say. Thanks, Michael. I want to talk a little bit about just that notion of a functioning ownership transition.

McKinsey's recent work argues that this functioning ownership transition market could preserve up to $5 trillion in enterprise value and keep up to 12 million jobs in place. And so when you look at it like that, is this mainly an economic risk, kind of something that your general run-of-the-mill folks going about their daily lives should be worried about? Or is it just kind of an overlooked investment opportunity in the country right now?

Michael

I think it really actually is a significant economic question and risk. So if you look, actually, the age of the population of Japan is actually 10 years older, roughly, than in small business ownership than ours. And actually, in 2025, the Japan government named small business succession the number one economic risk and issue for their country.

And they're sort of 10 years ahead of us. So I'd say just like leaving Teamshares aside and just thinking about the economy, someone needs to own these businesses. And when I say own it, it is someone needs to be financially responsible for paying payroll, funding the working capital, bearing the risk of the company, guaranteeing its debts.

There's a lot of risk, as any small business owner would tell you. There are profits and rewards, too, that if you do it well, but there is real risk. It's the reason why employees tend to not want to buy the business with their own money.

And so what could happen is that if we don't create great ways for businesses to transition, you may find that in 10 years' time, because we never like to be alarmist about this, there is time, but if we don't come up with ways for millions of these businesses to transition, we may find that some of these businesses do end up closing the doors, as some owners do in their 70s or 80s, and then it creates dislocation. And so perhaps maybe those employees decide to go out and start a new business, but it creates dislocation and puts jobs at risk.

And then as consumers and customers, it's always sad when a business shuts down. So we've got time, but it's a serious issue. And Teamshares will only be a drop in the bucket.

In our goal to do thousands of businesses, this is a much bigger issue than Teamshares, and we're just a part of it.

Nicholas

Fair enough. So something you said there, just kind of on that topic of urgency, for kind of for all the talk of this huge wave of retirements, is there any risk that the silver tsunami narrative itself gets overplayed a bit? Because could this transition happen a bit more gradually and less dramatically than the headlines seem to suggest?

I know you mentioned that there's time, but it is still pretty pressing. What's kind of your guys' angle there?

Michael

Yeah, I mean, I think we've always just viewed Teamshares as a very sustainable company, and we tend to not actually use the phrase silver tsunami. Just that every year, there are 75,000 actively for sale businesses that we see in our software, and we engage with about 15,000 of them every year. And last year, we took on nine of them.

So we're just a drop in the bucket compared to sort of what we're seeing. So I think that there is time. If there is alarmism, I think we're not the ones that are being alarmist.

I think if anything, I was pointing to the fact that we've got time, and there are, but what we do need to do is we need to focus on this. Because you see the occasional press article about this, and you mentioned the McKinsey report that came out, but this doesn't, you know, with all the things going on in the world and the exciting things like AI and crypto, it doesn't capture the imagination in the way that it at least has in Japan. It's a major topic of economic conversation in the Japanese economy.

Nicholas

Makes sense. Thank you, Michael. And that shortage of buyers kind of in general, why do you guys think it is, or even you just personally, why do you think it is that your more traditional buyers, like those private equity competitors of the company even, why is it that we don't see much more of them stepping in for these purchases?

Michael

Yeah, it's a great question. And it's actually something that when we first started raising capital for the business, you know, this was amongst the top three or four questions people always want to know when you have a new company with a novel solution, you know, why hasn't this been done before? And so I think, so if you if you look at large corporations who are public before even getting to private equity firms, to do an acquisition in general, across sort of public companies to do an acquisition, which sort of will move the needle financially and justify the many millions of dollars of transaction expenses that they would expend, have as part of acquisition, they generally won't buy a business for less than $50 million.

That's a business that, is probably upwards of 10 million of EBITDA, right, or approaching that. So that's on the corporate side. And so it's pretty rare.

The exception to that rule is if you have sort of an industry roll up, right, where someone, you know, that's rolling up pest control, right, rebranding it. So that's an exception.

On the private equity side, I think that there is the middle market itself is the core audience. There's, I think, famously, there's large cap, you know, private equity, or, you know, Toys R Us and things like that. But most of the firms really focus on the middle market.

But the middle market is enormous, right? It goes on a sort of an operating profit basis, you know, even up to a billion dollars, in some people's minds is the middle market, right? So certainly 100, 200 million EBITDA, 50 million EBITDA, those are just way bigger firms.

And the way that fund structures, which we're not, we're a corporation, right. But the way that a fund structure works is that you get to do 10 investments, and you are sort of naturally incentivized through the fee structure to do sort of larger and larger acquisitions to provide, you know, shareholders, those returns on the sort of 10 acquisitions that you can do. And the other side too, is is that this is a place where we've been able to really innovate, as the transaction costs are significant.

So when when if you say a private equity firm that's buying a business with 10 million or 20 million EBITDA, so sort of the next size category up, they may spend two or even $5 million in transaction fees. So if you think about that, if we buy a business, right, for a million dollars of EBITDA and 5 million purchase price, the transaction fees against that are not they don't work, they're uneconomic. Then if you think of a search fund, right, so out of business schools, or Stanford pioneered a way for individuals to raise money and go buy one company, run it and then sell it in the future, that those transaction fees are 500,000 on average, right for for a typical classic search fund for buying businesses sort of the same size as Teamshares.

When Teamshares buys a business, you know, we are spending usually less than $10,000 out of pocket externally, and yet we're able to do very rigorous diligence, because we built an assembly line and proprietary technology to help reduce the cost of buying a small business. And that's what helps us access and help industrialize, in our in our words, scaling up thousands of small businesses over the future.

Nicholas

And so in that Teamshares model, it's been kind of described as part Holdco, part FinTech. What is from Teamshares the actual technology advantage here? Is software really kind of the motor?

Is this still mostly an execution business, kind of dressed in better tooling?

Michael

Yeah, so so just to describe sort of why we use the phrase part Holdco, part FinTech. So it's we say part Holdco, because the business model itself is that of a classic acquisitive holding company, which some people call a programmatic acquirer. If you do lots of acquisitions per year, you know, so Constellation Software is a really good example, and a company that we look up to, they've just done it in the software space.

So that holding company is something that really Berkshire Hathaway sort of pioneered as a public company that uses its cash flow to keep buying more companies. And then others after them, like Constellation Software sort of decided to sort of stay in the small SME market rather than scaling up towards large companies. So the company's financial model, we consolidate financials, we are unequivocally a holding company.

Internally, we built our own software on FinTech to source value and close the acquisitions, and then to see the financials, the operating KPIs in a way that the standards for financials for first of all, you know, overseeing what's currently 92 companies, and eventually, we think 1000s of companies at scale on its own, you know, you really need to have a very good sort of set of data to know what's going on with all the businesses and work, you know, in partnership with the operating subsidiaries.

But then you layer on the fact that, you know, you're going to be a public company, and the standards that are needed to have eventually Sarbanes-Oxley level financials for small businesses, that's just not the mandate of a typical small business, they don't have those types of financials. So that is that is a big part of our edge is the fact that we're able to review and systematically underwrite, you know, 1000s of businesses per year at very little marginal cost, and then convert companies to US GAAP and Sarbanes-Oxley ultimately Sarbanes-Oxley quality financials, and oversee 1000s of companies, again, with near zero marginal cost. So that that is how we view Teamshares.

Nicholas

Thank you, I want to have you kind of dive a little bit more into the model built around businesses, I think the public materials and what you mentioned so far, bring up, I think about half a million to 5 million in EBITDA for these companies. And recent investor materials say you're sourcing around 15,000 size qualified listings a year. It does seem pretty impressive on the surface, but I could pose, you know, just the devil's advocate that sourcing isn't the same as buying.

How much of what you guys look at is actually good enough to own?

Michael

Yeah, no, it's a totally great question. And, and, you know, I agree with the premise of the question. You know, our philosophy is that we want to have as wide a surface area and as wide a funnel as possible to be aware of, you know, what what is for sale, because, you know, you need to look if you're, if you're going to be focused on quality, right, you need to have as many sort of shots on goal as possible.

So the funnel actually starts with 75,000 businesses actively for sale every year, either through very small M&A firms, business brokers, or sometimes for sale by owner, those businesses are listed online in various places around the internet, including brokers, own websites, aggregation sites, and then distribution lists that we're on. So most of those are too small for us, most of those are below the, you know, the $500,000 EBITDA mark, the way we sort of recast the numbers, about 15,000 of those come in, you know, every year based on sort of our own software, and then 15,000, those sort of meet our minimum size criteria. And then, you know, pertinent to your question, you know, we can't buy 15,000 businesses in a year, nor could we sort of try and really, you know, do valuation work on 15,000 per year.

But we can at this point do valuation work on about 1500 per year. So we go deep in about 1500 companies, and then we'll select, you know, a few dozen that we really try and reach transaction terms on. And about 50% of our offers, since we started the business in 2020, it's been pretty consistent, when we put out a letter of intent, 50% of the time we reach a transaction.

So last year, that was, you know, nine companies of the 1500 that we underwrote.

Nicholas

Thank you, really good answer. I like the full transparency on that topic. Because for these types of venues, I always love to throw in some skepticism angles.

Michael

Of course.

Nicholas

Really good answer, Michael. Thank you. Great.

So on the topic of employee ownership and succession, I'm personally someone who kind of really likes the idea of that model. I like, you know, you've been here so long, interested in buying in type of thing is from Teamshares strategy, how, from your point of view, does that employee ownership actually help keep a business running after the fact after the sale when a founder retires?

Michael

Absolutely. It is the sole, both business strategy and social mission of Teamshares to help companies overcome retirement, and then help employees who stay to run the business participate in the growth and profits of the business. So we think it's all things.

So it is the first in the first instance, it is because it's a genuine program for us that's delivered through our software and education around it. You know, it's what causes over 90% of the key employees to stay. That's a very unusual track record in acquisitions to have the key employees stay.

So and then it takes time for people to understand it and start to see the financials and our software and, you know, really believe that it's real until people start to get dividend checks and see growth in the share price. But we believe it's the reason why we have such a high success rate in transitioning these businesses and why, you know, we achieved a 7% organic profit growth last year amongst all the existing companies in what was a very uncertain and very challenging economic environment. Because Teamshares and the employees that work at the operating companies, we're all aligned, we all have a stake in the outcome.

And then the owners who are choosing to sell their business and make this their legacy, it's something that they're very proud of and something that they're actively choosing, knowing that there's a permanent home for the business and that the employees have a stake in the outcome and can participate. And I'll say that like doing employee ownership is historically a really complicated and manual and expensive thing to do. So we just tried to make it much simpler and take the premise that, hey, look, in venture-backed companies, employees have a stock pool.

In public companies, you have public stock. In private equity companies, at least the C-suite and maybe some other managers have stock too. And there's been great progress from KKR and others bringing employees down to the rank and file level into stock ownership.

So it was just our view that we think that this has a really important place in the small business economy. It was time for a small business to have employee stock participation. And we were the ones to really help try and catalyze this amongst the companies that we do.

Nicholas

Thank you. Just continuing on that same vein a little bit, what have you seen so far in the nearly, almost at the century mark, it looks like, of acquisitions? What have you seen most about this employee ownership and succession that material improves retention, continuity, or performance after a transition?

Michael

Yeah, I think what we've learned is that because our model involves a change of control in order to do this, so that the owner needs to sell us the business and Teamshares provides the capital and takes all of the financial risks to make this model work. We are very transparent with the companies because we have to be and we want to be that, hey, that the business has been bought. So first of all, we have to get people comfortable that this is not some strategic acquirer that's coming in and people's jobs are at risk, that it is intended to be a source of real continuity.

And then I think the second thing is because employee stock is just so rare in the small business economy. It's complicated. It's expensive if you're just trying to figure this out on your own, and I think for small business owners too, for them, when you go and do it, you're giving something up. And so it actually feels hard for the person who founded the business and took every dollar of risk to build it to sort of give something up. So I think that's part of why it's so rare in the small business economy.

So the second part is sort of like really established trust. And then really what our model is designed for, it's designed for the employees who are going to stay over the long term to build the company and stay there. And so it tends to be a majority of the company of employees who really value it.

There are, of course, in any small business, there are going to be people who are seasonal workers or temporary workers, and they're just not as focused on it. It's really for the key managers, and it's a broad participation, but it's for the people who are going to stay and build the company. And like with anything, any compounding, it starts to really tend to take off year two and year three, as people see the company grow, trust builds, and everyone's excited about the future of the company.

Nicholas

So something you mentioned there earlier about kind of the messiness and locality issues that can happen with some of these transitions. I imagine there's a good amount of emotional management that has to come from Teamshares side as well. So kind of how much of your job is actually strictly finance and operations, and how much of it is counseling owners or owners to be through that process, through letting go, through acquiring?

Michael

Yeah, it's a great question. I think that there are some competitive advantages that Teamshares has that'll never show up in the balance sheet or in our marketing materials, and I think we have incredible relationships with these former owners. The sale itself is always emotional.

Even if it goes well, it's emotional. There's a lot of diligence work that has to occur. It's lots of complicated and legal documents to do.

Generally, what we find is once the transaction is over, then that part is behind everyone, and then people are generally thrilled. Our owners serve as references for former owners, and there's 92 companies, and the vast, vast, vast majority of those owners are huge fans of Teamshares. So I would say, pertinent to your question, we are an operating company at heart.

This is not financial engineering. We're an operating company that builds technology and wants to try and scale and industrialize our model to thousands of businesses, but we're dealing in the human realm. We've never tried to pretend to be a SaaS company or anything like that.

We attracted venture capital because of the scale of the opportunity, the strong unit economics when we acquire a company, the differentiated model, and we build our own software to industrialize and access this market. We're not a software company. We've never tried to be, and we deal in the physical world and the emotional world, and so having strong relationships with the former owners, with the presidents, with the key managers is something that is important to us, and I think something that we really focus on as a company as part of our core values.

Nicholas

Would you say part of that moat, like you'd mentioned, you have your own software in-house and everything in that vein, would you say that another pretty strong factor of that company advancement and protection is that most people don't really want to do the hard work of buying small businesses one by one like this, or do you think there's a cleaner barrier to entry for future similar competitors of Teamshares?

Michael

Yeah, I think in our public filings, we lay out what we perceive to be our competitive advantages, and I think there is an accumulating advantage when you've acquired 92 companies and made mistakes and learned and keep getting better at it. There's something the more you do something, the better you get at it. There's the fact that we've been able to find a way to take out nearly all the cost of buying a transitioning business while still doing rigorous due diligence and legal documents and everything.

I think it took us many years to develop the share program and all those things, so I think from our perspective, what we've built is something that is hard to replicate, but the market is also, there are six million small businesses, and so we've never tried to pretend that this is some winner-take-all market. We're saying there are six million small businesses out there. Teamshares has 92.

Going to several thousand would make us a fairly large company, so we don't worry about competition. We focus on ourselves, we focus on our stakeholders, and we focus on growth and we'll let the rest of the world do what it wants to do.

Nicholas

Fair enough. Just on that comment on scaling, at what point does scale help more than it eventually starts to hurt? At what point does the scale start making the model a little bit harder to manage?

Michael

Totally. Great question. That's why in our materials, you see us describe the model as centralized FinTech and decentralized aligned leadership because you're exactly right.

Again, the premise of the question is spot on. Understanding the financials, control of the banking, the cash flow, the share program, everything, that's all done at the parent company. It creates efficiency, it creates financial controls, it's what allows you to be a public company, it's what sets the foundation to be able to even do thousands of companies, but it would be ludicrous to try and have one person run thousands of subsidiaries.

That would be absolutely crazy.

Michael

But if you think about any large decentralized organization, whether it's Domino's or Constellation Software or Amazon, what you have is you have to have a business unit leader running a unit, and for that, that's a president. That person either is someone who, if there needs to be an external hire, we hire externally, or if the opportunity is right for a general manager of the business to take that on, then we love to provide that opportunity, whether it's at closing or whether it's in the future. And then if you do really well at that piece, then you can become what we call a group president, because then you run a handful of companies in the same industry, and then help have financial responsibility and help the unit leader as the president of a single business.

And then we have people that oversee an entire industry and business model, so 20 companies at a time. So what we've done is we've institutionalized the leadership model so that you go from the dependency of one owner who founded it and really is the key person of the business to saying, hey, you have a system that these businesses can operate in, but it's really, we get to see all the data, but all the operating decisions are made on the ground floor of these companies. Teamshares doesn't come in and say, hey guys, you're called Teamshares now, and we're changing the culture and we're taking over your inventory purchasing.

That's just not what we do. We think that decentralized local leadership is critical, but then we're aligned through stock ownership and growing the companies. So that's what we've found is a great model to balance scale and alignment and visibility.

Nicholas

Love to hear it. Something you mentioned there as well, that aspect of changing the culture, keeping it the same. 92, I think is the number of acquisitions you mentioned a few minutes ago.

This far in, getting pretty damn close to that 100 mark, what has been harder than you expected about stitching these businesses together in a way that they don't lose what made them good in the first place?

Michael

It's a really great question. I mean, again, we're okay making mistakes as long as we just only make that mistake once and learn from it, and we've made a ton of mistakes and we've got a ton of learnings. So I would say, I think first off, when we started the business, we thought that the employee ownership aspect would be met with delight and celebration.

And in many cases it was, but then the reality is that after that moment, it's back to work and you've got to run the business and build a profit. So we learned over time to not come in and try and make it too exciting to actually just be really matter of fact about it. And that this is something that really builds over time and to let the excitement about participating as a shareholder kind of build organically and naturally.

I think then we had to get really good also at orchestrating a really careful transition of the business so that you build trust and that you didn't lose the key processes and knowledge of that former owner. And then I think there are a lot of things that for any potential competitive reasons, we don't like to describe publicly, but there's lots of learnings we've had around the size of the business and certain industries and certain characteristics of the business that we find are maybe a great business for an individual to buy, but it's really, really risky in the way that we buy businesses where we're trying to buy dozens per year. So those are some of the things that we really learned from over time and we'll continue to learn in the future and hopefully only make each mistake once.

Nicholas

Fair enough. And just on that same topic of mistakes, I like to hear people talk a lot about their mistakes. I would be hesitant to hire someone who claims to have not made any, let alone made any and learned from them.

So on that note, what does failure really look like in this model? Is it just outright buying the wrong business, mismanaging the transition, losing those key employees? What does failure look like from Teamshares point of view for this?

Michael

The risks, right? I view the main risks in transitioning any business, Teamshares or otherwise, is first of all, you need to start with the premise that there is a lot of key person risk, right? So the founder of that business, they are key to the business.

The question is, how key to the business are they? In some businesses, they're literally driving the revenue, purchasing, putting up quotes, right? And if you take that person away, the financials that occurred under that person historically, their ownership may not be the financials that occur going forward.

That I think is a real question for probably, I don't know if it's a majority, but we'll say it's at least a plurality of small businesses, that there is significant financial key person risk. I think then you also have you've got a moment of a transition where there's a lot of questions about the future of the business. And I think it's very different when you have someone come in, if you're doing a roll up and changing the culture and jobs are a question mark, right?

And certain types of buyers, the jobs may not all be staying. And that's a real question mark. So I would say that that is really a key part of the equation too.

And then I think then also the other hard part and sort of risk around it is small businesses are, the financials themselves are generally, and I mean this in an academic way, they're just unreliable. And they don't need to be to the standard for most small business owners that a larger company would have because the founder is busy running the business. They're trying to serve customers.

They tend to come from a technical background. And so the financials are being run for sort of the cashflow and making sure that the bank's got enough cash in it and that the tax returns are to their satisfaction. So I think a lot of risk comes up in diligence and trying to really understand what the true financials are of the business going forward.

And then you layer on those other risk factors, retaining people and what might happen to the revenue and the profitability after you take that key person out. So it is, there's a very, very high failure rate across acquisitions generally. And I think we've been really uniquely successful against that general trend.

Nicholas

Well said. And so just more on financials, little bit more nitty gritty for Teamshares specifically, you're actually heading toward the public markets through the Live Oak deal. Could you give us a general breakdown of how that situation is gonna go through and why it's, why going public is the right next step operationally and not just financially for Teamshares?

Michael

Yeah, absolutely. So maybe I'll take them slightly in reverse order. So I'm talking about why we always built the company to be public from day one.

The reason why we think that Teamshares should be a public company is that we don't think that a fund structure, sort of a private equity fund structure is either the best way for shareholders to participate in the model of buying businesses, nor do we think it's the healthiest model for the underlying businesses. Because what happens in a fund structure is two things. For the investors, a lot of the cash flows and investor returns go out the door to compensation in a two and 20 model.

And there's nothing immoral about that. It's just a mathematical fact, right? That it takes away from investor returns.

And then on the business side, the problem that we see is that the business can be for sale multiple times. You can have a $10 million EBITDA business that's sold again at 20 million EBITDA and sold again at 50 and 100 and is for sale two or three or four times. We don't personally think it's the healthiest situation for a business to be for sale every three to five years.

So we thought that a holding company was the better structure both for the underlying companies that we were going to take on and for investors. And then when you are a public company, it helps really simplify the business model. And there's been dozens of very successful sort of holding companies that have acquired smaller companies.

And it gives you access to capital in a way that's not typically available in the private markets. So those were sort of the reasons why from inception, we only ever had KPMG, a Big 4 public auditor as our auditor. It's the reason why we built everything we built in terms of our financial stack and our accounting team and everything.

As for what we're doing right now is that this is the right moment for us to go public because we've just hit a key inflection point where two years ago, sort of as a consolidated company, we were even a negative as a consolidated company. And that's because we were building using a venture-backed strategy, which is each acquisition itself was profitable, right? But because we had a team assembled, funded by venture capital to do this and aim to do it thousands of times, we had to get to a certain level of companies and operating profit before we had corporate profit.

And that happened last year. So we now have 19 million of corporate EBITDA, or Pro Forma Adjusted EBITDA as it's more formal name, as of year end last year. And we've put out a public forecast to grow that from 19 last year to 60 million or more this year and 100 million or more in 2027.

So that's a forecast we put up for the next two years. And our plans, the way that we look at going public is that we don't view this as any kind of exit. In fact, the executive team is actually investing along T Rowe Price, who is our anchor investor.

And then Rick and Adam are the leaders at Live Oak, which is a team that has deep expertise in helping companies go public. They have in their careers taken over 200 small cap companies public and have been incredible partners to work with. So they'll be joining our board.

We work with them on a daily basis. We're sort of anticipating as we've disclosed an expected second quarter culmination of the transaction where we will financially merge with Live Oak Five, which is LOKV. And then at that point, we would be renamed TMS, which will be the new stock ticker and we'll be publicly traded on the NASDAQ.

Nicholas

Love to hear it. Thank you, Michael. More on kind of your guys' scaling plan, especially after the going public aspect is finalized, your investor materials really do describe the idea that better access to debt and equity capital can help that scaling.

It makes me wonder personally, how sensitive is your model to the rates environment and the cost of funding as a whole?

Michael

Yeah, that's a great question. So the nice thing before going to the debt side is that the nice thing about going public is that we've already publicly disclosed $126.5 million of common equity coming into the company. And that round is led by T. Rowe Price and there are other institutional investors and the management team participating on that. So that's already a meaningful amount of equity coming into the company.

And then as a public company thereafter, if there's an opportunistic opportunity to add additional capital, you can. And sometimes companies do that.

Plus we also are able to use our publicly traded stock as a sort of currency to buy companies. So that's the equity side and there's just a lot more tools to raise equity once you're public. But I should add that the equity that we've raised is sufficient to fund our growth plan for the next two years, combined with taking on modest amounts of bank or other kind of acquisition financing.

So then on the debt side, yes, we do have, and this is all disclosed in our S-4, we do have debt that is about mid threes times the operating EBITDA of all the businesses we bought. And that historical debt that's come from private credit as a private company has been very expensive. The new debt we take on from banks tends to be at a 7% or 8% interest rate.

As is fully disclosed in all these materials, the blended rate, for the overall company right now is 13.5 percent. And that comes from a legacy private credit facility that we got when we had only three companies. That firm has been a great partner to us.

It helped us scale, but congruent with the risk that you have as an early stage company, it was very expensive. So the great thing about Teamshares is that with respect to sort of credit and interest rate risk, is that as you mature as a company, become larger and your free cashflow improves, the sort of spread or margin that is charged for your interest rate above the benchmark tends to come down. So we've already started to see that.

So the spread, or again, this is all in the filings, but the spread above the benchmark rate, which was SOFR, the secured overnight financing rate, that was SOFR plus 11%. Really expensive, a sort of equity style return. On the most recent sort of bank term loans we've got for the last six acquisitions, they have been SOFR plus 3 or 4%.

And so that's more of sort of a 7 or even an 8% type of rate. So you can see our spread coming down, right? And that's how the credit markets work.

You have a government rate, which is sort of, you know, pegged more or less to treasuries, which is SOFR. And then you have a spread based on how large, how durable, how risky the company is. And that original cost of debt we had was priced when we only had three companies and very little.

It was five people in a WeWork and three companies. And then today the credit markets are recognizing that we're in a completely different place in time, that we're corporate even a positive, that we're heading into the public markets and that we have a very solid, what we think is a very solid plan to become free cash flow positive as an overall company within this two-year projection period. And so the way I would, you know, the way I would sort of, you know, cap off your question is that we would expect Teamshares’ spread to come down and our interest rate to come down.

We're less focused on what the government rates will do because that is outside of our purview. So if government rates were to go up, you know, four or five, 6%, Teamshares as a growing company that's growing its corporate profitability has a very well-founded ability to continue to lower that spread. And I say that because we've already gone out and gotten out six different bank term loans at just 3% or 4% over the benchmark.

So hopefully that answers the question.

Nicholas

Yeah, perfect answer, Michael. Thank you. On that notion of the permanent home idea that Teamshares kind of works around, I think it's a pretty good concept and context behind it versus the general norm of private equity.

But how does Teamshares procedurally keep the we hold forever mentality from becoming an excuse to hang on to a mediocre business for too long?

Michael

Yeah, so I think it starts with making sure that you're very disciplined about what you do take on. Right, so that's why last year when, you know, I mentioned, you know, you asked a great question about sort of how many do you really, you know, look at? And I said, it's about, you know, last year it was 1,500.

And I think we can scale that to an even bigger number, but for now that's plenty, right? And we, you know, we took on 10 rather. So we actually issued letters of intent for 10 and we closed nine of those 10.

In one of those cases, one of the owners decided that they weren't ready to sell after they were under LOI. So it starts with really making sure that you're taking on a business that, you know, thinking back to the risk factors we talked about earlier, key person risk and are the financials accurate and will the employees stay? That, you know, we have a lot of methods for making sure that we get that right and, you know, taking it on.

And so in the first place, and then I think then because we've got all this, you know, really good data in this decentralized leadership, if we do notice that there's some sort of downward trend in the businesses, it allows us to react really quickly in concert and partnership with the operating subsidiaries. So if you need to adjust pricing, if we need to adjust the business in any way, we've got that practice stance. So we've had a really good experience, you know, over the last three or plus years, once we built all that software and got the leadership system right.

I would say early on, you know, there were a couple of businesses that were just way smaller. We're talking, you know, eight employee type businesses, 1 million, 1.5 million of revenue that those businesses, we were not able, we just didn't get it right. We underestimated, you know, just how many people we're gonna need to replace the multiple jobs that the owner of a business with six or seven employees or eight employees.

And in those cases, what we, you know, what we endeavored to do was to go back to that former owner and say, hey, would you like to have the company back? We thought that that was sort of the right thing to do is just to sort of, you know, kind of effectively give it back to them.

Nicholas

Fair enough. Thank you, Michael. I wanna touch on that last thing you said a little bit in the context of when Teamshares is trading on public markets, do you anticipate any tensions between what's good for the employees at the operating company level and what public shareholders are going to want once traded publicly?

Because as I'm sure you know, a lot of the times those incentives don't always line up super cleanly.

Michael

Yeah, because Teamshares is a for-profit model and a C-Corp and a very shareholder aligned business model. You know, I don't, I think that that's why you're seeing, you know, KKR really led the way in the private equity field and, you know, so came along with their model having reached a similar conclusion that it was really good for business to bring employees into equity. I think it's why you've had CEOs get stock options in public companies for 50 years.

I think it's, you know, since the 80s and 90s, you've had venture-backed companies have employees having stocks. I think that this is, the small business economy is just the last market where this hasn't occurred yet. And I think what really matters is for us to go out and as a business, you know, put out plans, meet and, you know, hopefully exceed them and produce shareholder returns and be disciplined about capital and continue to grow and compound our earnings.

And I think that that is a model that's not at odds with allowing employees to benefit in the profitability of those businesses.

Nicholas

So to put you on the spot just a little bit from kind of that, that devil's advocate point of view, what do you think is the most credible bear case against Teamshares or against this kind of model? And how do you guys address those criticisms functionally?

Michael

Yeah, so let me answer it in sort of two ways. I think that sort of there's, let me make a general comment and then, you know, we always like to be, you know, sort of, you know, really as objective as we can be about our own company.

For sure.

So I think that the general risk for anyone who is acquiring companies is that the financials of the business erode and deteriorate and don't hold up to what you thought they were. And I think I already alluded to that, you know, in some of the early companies in 2021 when, you know, the companies were way smaller, both in revenue and employee base, some of those businesses we had to go and sort of hand back to the employees, former owners rather, versus, you know, the first four companies we took on, those businesses now, their operating profit is about, you know, two and a half times the original operating profit that we acquired.

So I think that's like a general risk. And I think that that is an issue is that, you know, because there's not a lot of other companies like Teamshares, we tend to think that Constellation Software is perhaps the best known closest model. But a lot of people, even people don't know Constellation Software.

It's kind of surprising, maybe this crowd does, but it's surprising how many institutional investors don't know that model. And so I think a lot of times people, because there's not a clearly identifiable analogy, you know, they'll often say, oh, Teamshares is a roll-up. A roll-up to us means something quite different.

A roll-up is, I think in my mind, definitionally is when you're buying companies from the exact same industry and merging them in to be the same company. And we've found that public companies who do a roll-up tend to do it quite well or often can do it well because the incentives are similar to ours, which is once you own that, you own that cashflow forever. And so you better really take care to make sure that you're buying something that's durable.

Where I think that roll-ups run into real risk and challenges is actually often private markets where the natural incentives tend to be to get in and get out. And it's more of a financial engineering exercise where someone is putting something together relatively quickly in two or three or four years, buying in the private markets, selling it in the private markets and moving on. And that there's, again, there's nothing immoral about it.

It's just business, but it's not our model. That's not what we do. We think the incentives, when you are a permanent steward of that business and own the cashflow forever, we think that that is sort of the general risk of acquiring businesses and one that we're very attuned to and why we're so cautious.

Any one of four people on our committee that reviews new acquisitions can veto it. We have a veto model. And so that's why we are so cautious.

I think the S-4 with Live Oak lays out an immense number of risk factors. And those are important things for any potential investor to go and look at. To call out a few of note that are well disclosed is that Teamshares does have a meaningful amount of leverage.

And that's something that we are comfortable managing through. And we as an executive team are investing our own dollars alongside the PIPE investors. And we wouldn't be doing that if we weren't confident about our ability to overcome and manage these risks.

But it is an objective fact that a company with leverage has risks. And so I would encourage anyone to go and read those, read the prospectus and review our risk factors.

Nicholas

Definitely, and really good point. I think it's extremely important if somebody is planning on investing in quite literally anything, definitely read the materials available to you. Companies are, they're required to put them out there for a reason, right?

Michael

Exactly, absolutely. It is to make sure that everyone's going into investment understanding the risks because even companies that are quite large, you know, and I don't want to name them, but very large, famous public companies have huge risk factors, as we all know. And you can, you do face that whenever you invest in any company of any size.

Nicholas

Absolutely. And so kind of on the flip side here before we send folks off into the ether of their afternoons, if this next decade plays out, I know you've got huge plans in the next two years, but looking even farther forward, if this next decade plays out the way you guys think it will, what do you think investors will look back on and say they missed about this whole small business ownership transition phase?

Michael

Yeah, well, the nice thing is because we're on, you know, what we hope is a multi-century journey. I think even this moment, I think hopefully people will look back and even in two or three or five or maybe even 10 years, people say we haven't missed anything. The company still has a huge growth future ahead of it as it scales from 92 companies, you know, towards thousands.

So specific to your question, there is a forecast, right, to go from 19 million of Pro Forma Adjusted EBITDA, which is sort of a key, you know, run rate metric. You know, 19 last year at the end of 2025, 60 is sort of the guidance for this year, 100 is the guidance for 2027. And so that forecast, which was all very well detailed in our investor presentation, which you can see on our website, teamshares.com/investors.

That goes through the assumptions, which are, you know, a very modest assumption around holding new acquisitions flat in the first year and then getting to a 3%, kind of a GDP type of growth, which is a modest assumption, right? So we did 7% organic growth last year and then acquiring, you know, in the neighborhood of sort of 40 million of new EBITDA, right? And do it in this very risk-reduced way.

So, you know, that's going from 19 to 60 to 100 over the next two years. And by then we won't know the company count until we get there, because some companies have 5 million of EBITDA and some have half a million of EBITDA. But we think about the business as a very, on an annual time scale, very predictable that each year we can put out a forecast and meet those forecasts.

We're less focused on quarter to quarter because we don't want to shortchange diligence. You have timing factors outside of your control. The sellers may have a preference on moving into a new tax year or something like that.

So I think people will look back and say, wow, this company has been able to sustain, you know, adding significant amounts of EBITDA every year. And while we have not and cannot put out a forecast past 2027, what I can say is that we have set up the company and think about the way that we would try to grow in 2027 to be something that's sustainable and repeatable.

Nicholas

I kind of like that model of not holding to the quarterly. And that's someone who like, especially when I was working 1099, I hated doing stuff quarterly as well. I like not having that pressure on the owners to feel like, hey, this has to be done by March 3rd type thing, a little bit more.

Michael

I think both things can be true. Like whether it's every two quarters or whether it's every quarter, I think public investors deserve a financial update on the company. OK, so so that to me, again, I'm speaking sort of with my personal hat on.

Right. But but I think that that's a very reasonable and appropriate thing for public investors to have a financial update on the company. I think where bad decision making, there's some famous examples of leaders of public companies who really focused on earnings per share and never missing earnings per share.

And it kind of really blowing up, you know, in the long run. So I'm not going to name them, but I'm sure you guys know some of the companies that have done that.

Nicholas

One or two, one or two.

Michael

Yeah. So so I think it's really important to say to just tell investors what you're going to do and then go do it. And so we're actively telling people we're building towards thousands of companies long term.

There's a lot of risk factors to get there, but we're investing our money to go do that. We're going to go and work towards getting 100 million of Pro Forma Adjusted EBITDA by the end of 2027. And again, overcome the risk factors to get there.

And then we're going to tell the street and tell investors that we feel very confident that we can hit these numbers on an annual basis. But we're going to be very reticent around providing specific quarterly targets because we think it could lead to really bad decisions for our company and potentially bad experience for the owners that are working with us.

Nicholas

Well said, Michael, we are at our hour here. And before we go, I just wanted to thank you once again for not only sponsoring the show, but attending yourself personally and for your transparency, because like I said, I like to push back at least a little bit from the skepticism point of view and no shyness at all.

Your questions. I'm definitely satisfied with your answers for those. So thank you for that.

Thanks for the great conversation. Thanks for having us. Where can people find out more about Teamshares, how things are developing and that pathway to public?

Michael

Yeah, so you could look, there are two main sources. One is on our investor relations website, which is https://www.teamshares.com/investors. You can view, there's a 90 minute presentation we did at the NASDAQ on March 31st, which people can view the recording or people can view the deck, the PDF that's right there.

Nicholas

And share your guys' tweet of that right to this space here for folks who are listening and click right on it.

Michael

And then the other very important source of information is on the SEC's website on Edgar. You could look up all the filings under the ticker L-O-K-V, Lima, Octagon, Kilo, Victor. Those are probably not the right phonetic pronunciations, but at least you've got the ticker.

And so you would want to go and look on the SEC's Edgar website. You can see the S4. You can see any sort of publicly disclosed information about Live Oak and Teamshares and go from there.

Nicholas

Beautiful.

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares filed a Registration Statement on Form S-4 with the SEC on April 3, 2026, including a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.